                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                                                 Commission File Number 0-24326

                          NOTIFICATION OF LATE FILING

    (Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [ X ] Form 10-Q [ ] Form N-SAR
For Period Ended: June 30, 1997
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[   ] Transition Report on Form 10-K    [   ] Transition Report on Form 10-Q
[   ] Transition Report on Form 20-F    [   ] Transition Report on Form N-SAR
[   ] Transition Report on Form 11-K

For the Transition Period Ended: Not Applicable
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         Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not Applicable
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                         PART I. REGISTRANT INFORMATION

Full name of registrant: Ovid Technologies, Inc.
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Former name if applicable: Not Applicable
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Address of principal executive office (Street and number): 333 Seventh Avenue
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City, State and Zip Code: New York, New York 10001
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                        PART II. RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ] (c) The accountant's statement or other exhibit required by
          Rule 12b-25(c) has been attached if applicable.

                              PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company is in the process of quantifying, and preparing disclosure relating to, the effect on the Company of a recently adopted but not yet released accounting policy. The Company believes that this new accounting policy, when effective, will materially impact the Company's responses to other disclosures required by Form 10-Q and the Company's financial statements.

         For the reasons set forth above, the Company's inability to file timely its quarterly report on Form 10-Q for the quarterly period ended June 30, 1997 could not be eliminated by the Company without unreasonable effort or expense. The Company intends to file the subject quarterly report on Form 10-Q no later than the fifth calendar day after the due date of the report.

                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification


         Jerry P. McAuliffe                              (212) 563-3006
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                  (Name)                         (Area code) (Telephone number)


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [  X  ] Yes  [    ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [     ] Yes  [  X ] No*

     * To the extent the new accounting policy referred to in Part III-Narrative above is made applicable to the Company's second quarter results, due to the impact of the policy, these results will be materially worse than those reported for the comparable period in the prior fiscal year.

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              OVID TECHNOLOGIES, INC.
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                  (Name of registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: August 13, 1997                 By:   /s/ Jerry P. McAuliffe
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                                            Name: Jerry P. McAuliffe
                                            Title: Chief Financial Officer




         Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).



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